

November 13, 2014

Via E-mail
Mr. David H. Taylor
Chief Financial Officer
Lorillard, Inc.
714 Green Valley Road
Greensboro, North Carolina 27408-7018

> **Re:** **Lorillard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-34097**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed October 23, 2014**
> **File No. 1-34097**

Dear Mr. Taylor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Exhibit 31 Certifications

1.   We note your Exhibit 31 Certifications do not include the full paragraph 4 disclosure as required by Item 601(b)(31)(i) of Regulation S-K. In this regard, please amend to revise your certifications to disclose in the introductory part of paragraph 4, that the certifying officers are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please note that your amendment may be abbreviated to consist of a cover page, explanatory note, signature page and certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Cash Flow Statement

2.   We note that in the nine months ended September 30, 2014, sales, maturities and calls of investments significantly contributed to your cash flows. Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11. Also, given that your investment in marketable securities represented approximately 15% of your total assets as of September 30, 2014, please revise the notes to your financial statements to include all of the disclosures required by ASC 320-10-50-2, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642 or me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief